UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

October 28, 2015

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the third quarter 2015 results of Statoil ASA.

2015 THIRD QUARTER RESULTS

Statoil delivered adjusted earnings of NOK 16.7 billion and adjusted earnings after tax of
NOK 3.7 billion in the third quarter. Statoil reported net income in accordance with IFRS of negative NOK 2.8 billion, mainly due to net impairment charges and provisions.

“We continue to reduce underlying operational costs and deliver a quarter with strong operational performance and solid results from marketing and trading. In the third quarter, our financial results continued to be affected by low liquids prices. The results enable us to increase our guided production growth to above 3% for 2015, as well as reduce the guided capital expenditure level with USD 1 billion to around
USD 16.5 billion. We have generated a strong cash flow in the current environment and have a solid balance sheet with a net debt ratio of 24%", says president and CEO of Statoil ASA, Eldar Sætre.

Adjusted earnings were NOK 16.7 billion in the third quarter compared to NOK 30.9 billion in the same period in 2014. The reduction was primarily a consequence of lower liquids prices and increased depreciation, partially offset by stronger refining margins, good operational performance and reduced underlying operating costs. Realised average liquids prices in the quarter were down 37% measured in NOK compared to the third quarter last year. Adjusted earnings after tax were NOK 3.7 billion, compared to NOK 9.1 billion in the same period last year.

Statoil’s net operating income according to IFRS for the quarter was NOK 7.3 billion, compared to NOK 17.0 billion in the same period in 2014. Net impairment charges of NOK 4.8 billion related to exploration assets and various other asset impairments and reversals, provisions for disputes of NOK 3.3 billion and net other adjustments of NOK 1.3 billon impacted the IFRS results. Earnings per share were negative
NOK 0.89 in the quarter, an improvement compared to negative NOK 1.48 in the same period last year.

 “We are progressing our efficiency programs according to the plan we communicated in February, and continue to reduce the underlying operational cost. I am pleased with the way we are taking costs down, but the continued low prices in the third quarter demonstrates that we must continue to chase further cost efficiencies,” says Sætre.

Statoil delivered production of 1,909 mboe per day in the third quarter, up 4% compared to the same period in 2014. The underlying production growth, after adjusting for divestments, was 7% compared to the third quarter last year. The production from the Norwegian continental shelf (NCS) grew 10% in the third quarter of 2015 compared to last year, adjusted for divestments. Equity production outside of Norway was 735 mboe per day, a 4% increase compared to the same period last year, adjusted for divestments.

Statoil is pleased with the development of Johan Sverdrup with cost estimates coming down by 7%. However, Statoil and its partners have decided to accept a delayed timetable for the commencement of production from the Aasta Hansteen and Mariner fields from 2017 to the second half of 2018. The updated cost estimate for Aasta Hansteen has been increased by around 9% since the plan for development and operation (PDO). In addition, a currency effect of NOK 2.4 billion brings the total cost estimate to around NOK 37 billion. For Mariner, the cost increase is slightly above 10% as compared to the original plan.

In the third quarter Statoil made two discoveries on the NCS, as well as one on the UK Continental Shelf. As of 30 September, Statoil had completed 33 wells, with five wells on-going. Adjusted exploration expenses in the quarter were NOK 3.4 billion, marginally down from
NOK 3.6 billion in the third quarter of 2014.

Cash flow from operations amounted to NOK 90.2 billion in the first nine months compared to NOK 99.1 billion last year. Statoil maintained a strong capital structure, and net debt to capital employed at the end of the quarter was 24%. Organic capital expenditure was USD 11.6 billion in the first nine months.

The board of directors has decided to pay a dividend of USD 0.2201 per ordinary share for the third quarter and Statoil shares will trade ex-dividend on Oslo Børs commencing 17 February 2016. From and including the third quarter, dividends will be declared in USD, with the NOK dividend calculated and communicated four business days after the record date for the Oslo Børs shareholders.

The serious incident frequency (SIF) for the 12 months period ending 30 September 2015 was 0.5 compared to 0.6 the same period last year.

Quarters			Change		First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3		2015	2014	Change

7.3	31.5	17.0	(57%)	IFRS Net operating income (NOK billion)	13.2	100.4	(87%)
16.7	22.4	30.9	(46%)	Adjusted earnings (NOK billion) [5]	61.9	109.2	(43%)
(2.8)	10.1	(4.8)	N/A	IFRS Net income (NOK billion)	(28.2)	30.9	N/A
3.7	7.2	9.1	(60%)	Adjusted earnings after tax (NOK billion) [5]	17.9	34.8	(49%)
1,909	1,873	1,829	4%	Total equity liquids and gas production (mboe per day) [4]	1,945	1,868	4%
357.5	426.7	569.5	(37%)	Group average liquids price (NOK/bbl) [1]	383.2	590.1	(35%)

Key events since second quarter 2015:

•          The plan for development and operation (PDO) for Johan Sverdrup, Phase One, was approved by the Ministry of Petroleum and Energy in August

•          The Peregrino field offshore Brazil passed a significant milestone, with 100 million barrels of oil produced since April 2011

•          Statoil and its partners put the first subsea gas compression facility on line at Åsgard in the Norwegian Sea, adding more than
300 million barrels of oil over the field’s life

•          The final pipe in the 482 kilometer long Polarled Pipeline was laid at the Aasta Hansteen field at a depth of 1,260 meters in the Norwegian Sea. Polarled was delivered under budget and is the first pipeline on the NCS to cross the Arctic Circle

•          In October Statoil acquired a 24% equity share in the UK part of Alfa Sentral, a gas and condensate field planned to be developed as a tie-back to the existing infrastructure for Sleipner on the NCS

•          Two new compressors on the Troll A platform were started up, increasing the gas recovery from the field by 83 billion cubic meters

•          Wenche Agerup was elected as new member of the board of directors, replacing Catherine Hughes who withdrew from the board in April

Statoil 3rd quarter 2015       2

THIRD QUARTER 2015 GROUP REVIEW

The third quarter results were positively impacted by strong operational performance with production growth and high regularity, improved refining margins and a decreasing development in underlying expenses. Continuously low liquids prices, foreign exchange rate effects and impairment charges offset the positive development.

Total equity liquids and gas production [4]  was 1,909 mboe per day, up 4% from 1,829 mboe per day in the third  quarter of 2014, with strong operational performance at our fields. The increase was mainly due to enhanced utilisation of the gas value chain to create value from the NCS, ramp-up on various fields and production from new fields on stream, partially offset by expected natural decline on mature fields and reduced production due to lower ownership shares from redetermination and divestments.

Total entitlement liquids and gas production [3] increased by 7% to 1,741 mboe per day compared to the third  quarter of 2014, impacted by the increase in equity production and a lower negative effect from production sharing agreements (PSA effect) mainly as a result of the decline in oil prices.

Net operating income  (IFRS) was NOK 7.3 billion in the third quarter, compared to NOK 17.0 billion in the third quarter of 2014. Impairments charges of NOK 12.7 billion, mainly related to exploration assets and various other assets, and provisions for disputes of NOK 3.3 billion negatively impacted net operating income. Reversal of impairment charges of NOK 7.9 billion, mainly related to a refinery asset and to offshore assets in the Gulf of Mexico, positively impacted net operating income. In the third quarter of 2014, net operating income was negatively affected by impairment losses of NOK 13.5 billion in total, mainly relating to an oil sands project in Canada and exploration assets, mainly in Angola and in the Gulf of Mexico.

Adjusted earnings [5] were NOK 16.7 billion in the third quarter, down from NOK 30.9 billion in the third quarter of 2014 primarily due to the significant drop in liquids prices and increased depreciation impacted by the USD/NOK exchange rate development. Significantly higher refining margins partially offset the decrease.

Adjusted operating and administrative expenses were NOK 20.6 billion in the third quarter of 2015, at the same level as in the third quarter of 2014. Reduced operational costs and lower maintenance, in addition to reduced royalties caused by lower prices, had a positive impact. The on-going cost initiatives and divestments added to the decrease. The decrease was however offset by the USD/NOK exchange rate development.

The 12% increase in adjusted depreciation compared to the third quarter of 2014 was mainly due to the USD/NOK exchange rate development and the start-up and ramp-up of several fields.

Adjusted exploration expenses decreased by NOK 0.2 billion to NOK 3.4 billion in the third quarter of 2015, mainly due to a higher portion of current exploration expenditures being capitalised because of successful drilling. Higher drilling costs due to the USD/NOK exchange rate development, higher average equity share in wells drilled and a higher portion of exploration expenditures capitalised in previous periods being expensed this quarter, partially offset the decrease.

Quarters			Change	Adjusted earnings	First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3	(in NOK billion)	2015	2014	Change

112.6	125.1	146.6	(23%)	Adjusted total revenues and other income	359.3	458.4	(22%)

(50.7)	(57.5)	(72.6)	(30%)	Adjusted purchases [6]	(159.4)	(225.5)	(29%)
(20.6)	(20.8)	(20.5)	1%	Adjusted operating and administrative expenses	(64.6)	(61.9)	4%
(21.2)	(20.4)	(19.0)	12%	Adjusted depreciation	(63.2)	(52.3)	21%
(3.4)	(4.1)	(3.6)	(6%)	Adjusted exploration expenses	(10.2)	(9.6)	6%

16.7	22.4	30.9	(46%)	Adjusted earnings [5]	61.9	109.2	(43%)

3.7	7.2	9.1	(60%)	Adjusted earnings after tax [5]	17.9	34.8	(49%)

Statoil 3rd quarter 2015       3

Adjusted earnings after tax were NOK 3.7 billion in the third quarter of 2015, which reflects an effective tax rate on adjusted earnings of 78.1%, compared to 70.6% in the third quarter of 2014. The tax rate increased mainly due to losses (including exploration losses with no tax deductions in the Development and Production International segment) and relatively higher adjusted earnings from the NCS in the third quarter of 2015. Adjusted earnings from the NCS are subject to higher than average tax rates. The increase was partially offset by low tax rates on adjusted earnings primarily caused by a higher effect of uplift deductions in the Development and Production Norway segment and lower tax rates on adjusted earnings in the Marketing, Midstream and Processing segment.

Cash flows provided by operating activities were NOK 42.2 billion in the third quarter of 2015 compared to NOK 26.1 billion in the third quarter of 2014. Excluding working capital movements and taxes paid, cash flows provided by operating activities were NOK 42.9 billion in the third quarter of 2015 compared to NOK 50.0 billion in the third quarter of 2014. The decrease of NOK 7.1 billion was mainly due to reduced liquid prices.

Cash flows used in investing activities were NOK 31.6 billion in the third quarter of 2015 compared to NOK 17.5 billion in the third quarter of 2014. The increase of NOK 14.1 billion was mainly due to higher investments in deposits with more than three months to maturity of
NOK 9.2 billion and higher capital expenditures of NOK 5.9 billion.

Cash flows used in financing activities were NOK 3.2 billion in the third quarter of 2015 compared to NOK 6.6 billion in the third quarter of 2014, a decrease of NOK 3.4 billion mainly due to change in collateral payments.

First nine months 2015

Net operating income (IFRS) was NOK 13.2 billion in the first nine months of 2015 compared to NOK 100.4 billion in the first nine months of 2014. Net operating income was negatively impacted by net impairment losses of NOK 53.9 billion, lower fair values of derivatives of NOK 3.5 billion and provisions for disputes of NOK 2.6 billion. Gain from sale of assets of NOK 14.5 billion, mainly related to the divestment of the Shah Deniz project, impacted net operating income positively. In the first nine months of 2014, net operating income was negatively affected by impairment losses of total NOK 18.0 billion. Gain on sale of assets of NOK 6.5 billion and an award payment related to a commercial dispute of NOK 2.8 billion positively affected net operating income.

Adjusted earnings [5] were NOK 61.9 billion in the first nine months of 2015, down by 43% from NOK 109.2 billion in the first nine months of 2014. The decrease was mainly due to the lower prices measured in NOK and the 21% increase in depreciation costs. Significantly improved refinery margins and higher volumes of both liquids and gas sold, partially offset the decrease.

The USD/NOK exchange rate development was the main contributor to the 4% increase in adjusted operating and administrative expenses in the first nine months of 2015. Lower maintenance and transportation costs, lower royalties due to reduced liquids prices, and positive effects from on-going cost initiatives and portfolio changes, partially offset the increase. The increase in adjusted depreciation in the first nine months of 2015 was mainly due to the USD/NOK exchange rate development and the start-up and ramp-up of production of several fields. In addition, negative revisions of proved reserves for certain assets led to increased depreciation costs compared to the first nine months of 2014. Adjusted exploration expenses was up 6% the first nine months of 2015, mainly due to the USD/NOK exchange rate development and increased drilling costs because of higher well equity shares. Exploration expenditures capitalised in previous periods being expensed this period added to the increase. A higher portion of current exploration expenditures being capitalised partially offset the increase.

Adjusted earnings after tax were NOK 17.9 billion in the first nine months of 2015 compared to NOK 34.8 billion in the first nine months of 2014. The effective tax rate on adjusted earnings was 71.1%, compared to an effective tax rate of 68.1% in the first nine months of 2014. The tax rate increased mainly due to losses (including exploration losses with no tax deductions in the Development and Production International segment) and relatively higher adjusted earnings from the NCS in the first nine months of 2015. Adjusted earnings from the NCS are subject to higher than average tax rates. The increase was partially offset by low tax rates on adjusted earnings primarily caused by a higher effect of uplift deductions in the Development and Production Norway segment and lower tax rates on adjusted earnings in the Marketing, Midstream and Processing segment.

Cash flows provided by operating activities were NOK 90.2 billion in the first nine months of 2015 compared to NOK 99.1 billion in the first nine months of 2014. Excluding working capital movements and taxes paid, cash flows provided by operating activities were NOK 130.8 billion in the first nine months of 2015 compared to NOK 167.9 billion in the first nine months of 2014. The decrease of NOK 37.1 billion was mainly due to reduced liquid prices.

Cash flows used in investing activities were NOK 112.9 billion in the first nine months of 2015 compared to NOK 75.8 billion in the first nine months of 2014. The increase of NOK 37.1 billion was due to increased investments in deposits with more than three months maturity of
NOK 45.6 billion and increased capital expenditures of NOK 7.8 billion partially offset by increased proceeds from sale of assets of
NOK 16.0 billion.

Cash flows provided by financing activities were NOK 0.1 billion the first nine months of 2015 compared to negative NOK 29.5 billion in the first nine months of 2014, an increase of NOK 29.6 billion mainly due to the issuance of new debt of NOK 32.1 billion in the first quarter of 2015.

Free cash flow [10] in the first nine months of 2015 was negative NOK 2.2 billion compared to negative NOK 3.3 billion in the first nine months of 2014, mainly due to lower taxes paid, higher proceeds from sale of assets and businesses and a lower dividend.

OUTLOOK

•       Organic capital expenditures for 2015 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern) are estimated at around USD 16.5 billion

•       Statoil intends to continue to mature the large portfolio of exploration assets and estimates a total exploration activity level of around USD 3.0 billion for 2015, excluding signature bonuses

•       Statoil expects to deliver efficiency improvements with pre-tax cash flow effects of around USD 1.7 billion from 2016

•       Statoil’s ambition is to maintain RoACE  (Return on Average Capital Employed) at the 2013 level adjusted for price and foreign exchange level, and to keep the unit of production cost in the top quartile of Statoil`s peer group

•       For the period 2014 – 2016, organic production growth [7] is expected to come from new projects resulting in around 2% CAGR (Compound Annual Growth Rate) from a 2014 level rebased for divestments

•       The equity production development for 2015 is estimated to be above 3% CAGR from a 2014 level rebased for divestments [7]

•       Scheduled maintenance activity  is estimated to reduce quarterly production by approximately 15 mboe per day in the fourth quarter of 2015, of which the majority is liquids. In total, the maintenance is estimated to reduce equity production by around 40 mboe per day for the full fiscal year 2015, of which the majority is liquids

•       Indicative effects from Production Sharing Agreement (PSA-effect) and US royalties are estimated to be around 170 mboe per day in 2015 based on an oil price of USD 60 per barrel and 200 mboe per day based on an oil price of USD 100 per barrel [4]

•       Deferral of gas production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance

•        With effect from first quarter of 2016, Statoil will change to USD as presentation currency. From and including the third quarter of 2015 quarterly dividend is declared in USD

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section Forward-Looking Statements.

Statoil 3rd quarter 2015       5

DEVELOPMENT AND PRODUCTION NORWAY

Third quarter 2015 review

Average daily production of liquids and gas increased by 8% to 1,174 mboe per day in the third quarter of 2015 compared to the third quarter of 2014. The increase was mainly due to higher gas off-take, ramp-up on new fields and increased production from several fields. Expected natural decline on mature fields partially offset the increase.

Net operating income for Development and Production Norway (DPN) was NOK 13.9 billion compared to NOK 24.6 billion in third quarter of 2014. Impairment of assets of NOK 1.8 billion negatively impacted net operating income.

Adjusted earnings were NOK 15.5 billion, down by 33% compared to third quarter of 2014. The decrease was mainly due to the drop in liquids prices, partially offset by a positive USD/NOK exchange rate development and increased gas prices.

Adjusted operating and administrative expenses decreased mainly due to cost improvements and reduced pension costs. Adjusted depreciation increased mainly due to ramp-up of new fields and increased investments on fields in production partially offset by higher gas off-take. The increase in adjusted exploration expenses was mainly due to higher average well equity share, partially offset by a higher portion of current exploration expenditures being capitalised.

Quarters			Change	Adjusted earnings	First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3	(in NOK billion)	2015	2014	Change

33.1	35.7	39.8	(17%)	Adjusted total revenues and other income	107.1	131.0	(18%)

(6.3)	(6.1)	(6.5)	(3%)	Adjusted operating and administrative expenses	(19.4)	(20.1)	(3%)
(10.3)	(10.6)	(9.4)	9%	Adjusted depreciation	(32.0)	(26.4)	21%
(1.1)	(1.1)	(0.7)	48%	Adjusted exploration expenses	(3.4)	(3.2)	6%

15.5	17.9	23.2	(33%)	Adjusted earnings [5]	52.3	81.4	(36%)

First nine months 2015

Net operating income for DPN was NOK 43.1 billion in the first nine months of 2015 compared to NOK 82.1 billion in the first nine months of 2014, negatively impacted by impairment of assets of NOK 5.7 billion and lower fair value of derivatives of NOK 2.6 billion.

Adjusted earnings [5] were NOK 52.3 billion in the first nine months of 2015, down 36%. Adjusted total revenues and other income decreased by 18% primarily driven by the drop in liquids prices. Positive USD/NOK exchange rate development and increased volumes partially offset the decrease. Adjusted operating and administrative expenses decreased primarily driven by  cost improvements and reduced turnaround activity level, partially offset by ramp-up on new fields.  Adjusted depreciation increased primarily driven by ramp-up on new fields, reductions in proved reserves for certain assets and increased organic investments. Adjusted exploration expenses increased mainly due to higher average well equity share.

Statoil 3rd quarter 2015       6

DEVELOPMENT AND PRODUCTION INTERNATIONAL

Third quarter 2015 review

Average equity production of liquids and gas in the third quarter of 2015 decreased by 1% to 735 mboe per day compared to the third quarter of 2014. Ramp-up on several fields, including Jack/ St. Malo (US) and CLOV (Angola) was offset by the divestment of the Shah Deniz project and expected natural decline on various fields.

Average daily entitlement production of liquids and gas increased by 5% to 567 mboe per day compared to the third quarter of 2014. The increase was due to lower negative effect of production sharing agreements (PSA effect), mainly driven by the decline in prices. The PSA effect was 125 mboe per day in the third quarter of 2015 compared to 166 mboe per day in the third quarter of 2014.

Net operating income for Development and Production International (DPI) was negative NOK 15.0 billion compared to negative NOK 8.8 billion in the third quarter of 2014. Net impairment losses of NOK 7.5 billion and provisions for disputes of NOK 3.3 billion negatively impacted net operating income. In the third quarter of 2014, net operating income was negatively impacted by net impairment losses of NOK 12.1 billion.

Adjusted earnings were negative NOK 4.2 billion in the third quarter of 2015, down from positive NOK 3.5 billion in the third quarter of 2014. The decrease was mainly due to lower realised oil and gas prices in addition to increased depreciation expenses, partially offset by higher entitlement production and lower exploration expenses.

Adjusted operating and administrative expenses increased due to the USD/NOK exchange rate development, in addition to start-up of the Jack/St.Malo fields. The increase was partially offset by lower royalties caused by reduced prices, lower operation and maintenance costs, and divestments. Adjusted depreciation increased primarily due to the USD/NOK exchange rate development in addition to higher production from start-up and ramp-up on various fields. The increase was partially offset by reduced depreciation from increased reserves and impairment of assets in 2014 and 2015. Adjusted exploration expenses decreased primarily due to a higher portion of current exploration expenditures being capitalised this period, partially offset by increased capitalised exploration expenditures from earlier years being expensed this quarter.

Quarters			Change	Adjusted earnings	First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3	(in NOK billion)	2015	2014	Change

14.3	17.6	21.0	(32%)	Adjusted total revenues and other income	47.1	63.3	(26%)

(6.2)	(6.0)	(6.1)	2%	Adjusted operating and administrative expenses	(18.7)	(17.3)	8%
(9.9)	(8.8)	(8.6)	16%	Adjusted depreciation	(28.1)	(23.0)	22%
(2.3)	(2.9)	(2.9)	(20%)	Adjusted exploration expenses	(6.8)	(6.4)	6%

(4.2)	(0.1)	3.5	>(100%)	Adjusted earnings [5]	(6.5)	16.7	>(100%)

First nine months 2015

Net operating income for DPI was negative NOK 49.6 billion in the first nine months of 2015 compared to positive NOK 5.1 billion in the first nine months of 2014. Net impairment losses of NOK 52.3 billion and net provisions for disputes of 2.6 billion negatively impacted net operating income, partially offset by a gain from sale of assets of NOK 12.3 billion. Net operating income in the first nine months of 2014 was negatively impacted by impairment losses of NOK 16.5 billion, partially offset by gain on sale of assets of NOK 5.8 billion.

Adjusted earnings [5] were negative NOK 6.5 billion in the first nine months of 2015, down from positive NOK 16.7 billion in the first nine months of 2014. The decrease in adjusted total revenues and other income was primarily driven by lower realised oil and gas prices. Higher entitlement production partially offset the decrease.

The increase in adjusted operating and administrative expenses was primarily driven by the USD/NOK exchange rate development. Production ramp-up onshore North America and the start-up of CLOV and Jack/ St. Malo added to the increase. Lower royalties caused by lower prices, portfolio changes and reduced operations and maintenance costs partially offset the increase. The increase in adjusted depreciation was mainly due to the USD/NOK development and higher production from start-up and ramp-up on various fields. The increase was partially offset by reduced depreciation from increased reserves and from impairment of assets in 2014 and 2015. The increase in adjusted exploration expenses was primarily driven by higher drilling expenditures due to higher activity and equity shares in wells drilled. Increased exploration expenses capitalised earlier years being expensed this period added to the increase. The higher portion of current exploration expenditures being capitalised in the first nine months of 2015 partially offset the increase.

Statoil 3rd quarter 2015       7

MARKETING, MIDSTREAM AND PROCESSING

Third quarter 2015 review

Natural gas sales volumes amounted to 12.2 billion standard cubic meters (bcm), up 9% compared to the third quarter of 2014. The increase was mainly due to higher Statoil entitlement production on the Norwegian continental shelf. Of the total gas sales in the third quarter of 2015, entitlement gas was 10.5 bcm compared to 9.2 bcm in the third quarter of 2014.

Average invoiced European natural gas sales price increased by 12% mainly due to the exchange rates development in NOK towards other currencies. Average invoiced North American piped gas sales price decreased by 17%. The prices have continued to be weak in the US during the quarter.

Net operating income for Marketing, Midstream and Processing (MMP) was NOK 8.0 billion compared to NOK 1.8 billion in the third quarter of 2014, positively impacted by a net reversal of impairment charges of NOK 3.9 billion related to a refinery asset. In the third quarter of 2014 net operating income was negatively impacted by impairment charges of NOK 1.4 billion.

Adjusted earnings were NOK 6.0 billion, compared to NOK 4.4 billion in the third quarter of 2014. The increase was mainly due to higher refinery margins as a result of an oversupplied crude market with low spot prices combined with strong gasoline markets. Solid trading results for liquids and the USD/NOK foreign exchange rate development added positively to the increase. Adjusted operating and administrative expenses decreased as a result of reduced transportation costs and on-going cost initiatives. This was partly off-set by the exchange rates development in NOK towards other currencies.

Quarters			Change	Adjusted earnings	First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3	(in NOK billion)	2015	2014	Change

113.2	122.3	144.6	(22%)	Adjusted total revenues and other income	355.9	448.9	(21%)

(98.6)	(107.6)	(131.1)	(25%)	Adjusted purchases [6]	(309.5)	(409.2)	(24%)
(7.8)	(8.6)	(8.5)	(8%)	Adjusted operating and administrative expenses	(25.8)	(24.8)	4%
(0.7)	(0.8)	(0.7)	4%	Adjusted depreciation	(2.3)	(2.2)	4%

6.0	5.3	4.4	39%	Adjusted earnings [5]	18.2	12.7	44%

First nine months 2015

Net operating income for MMP was NOK 19.5 billion in the first nine months of 2015 compared to NOK 13.4 billion in the first nine months of 2014, positively impacted by net reversal of impairment charges of NOK 3.5 billion. Net operating income in the first nine months of 2014 was positively impacted by an award payment related to a commercial dispute of NOK 2.8 billion and gain on sale of assets of NOK 0.7 billion.

Adjusted earnings [5] were NOK 18.2 billion in the first nine months of 2015, up 44% and the increase was mainly driven by higher refinery margins due to an oversupplied crude market with low spot prices.  Solid liquids trading results added to the increase. Adjusted total revenues and other income decreased primarily driven by lower US crude oil prices, partially offset by the USD/NOK exchange rate development.  Adjusted purchases decreased due to the same factors as described above. The exchange rates development in NOK towards other currencies influenced adjusted operating and administrative expenses and more than offset the positive effect of the on-going cost initiatives and the  decrease in transportation and capacity costs.

Statoil 3rd quarter 2015       8

CONDENSED INTERIM FINANCIAL STATEMENTS

Third quarter 2015

CONSOLIDATED STATEMENT OF INCOME

Quarters				First nine months		Full year
Q3 2015	Q2 2015	Q3 2014	(unaudited, in NOK billion)	2015	2014	2014

112.2	124.4	147.4	Revenues	356.1	459.8	606.8
(0.5)	0.2	(0.0)	Net income from equity accounted investments	0.0	0.2	(0.3)
0.2	13.8	0.9	Other income	14.7	10.0	16.1

111.9	138.5	148.2	Total revenues and other income	370.8	470.0	622.7

(52.5)	(56.7)	(74.1)	Purchases [net of inventory variation]	(160.3)	(227.0)	(301.3)
(21.4)	(21.2)	(19.3)	Operating expenses	(65.3)	(57.7)	(72.9)
(1.8)	(1.5)	(1.7)	Selling, general and administrative expenses	(5.2)	(5.1)	(7.3)
(19.1)	(23.9)	(27.6)	Depreciation, amortisation and net impairment losses	(99.9)	(65.0)	(101.4)
(9.9)	(3.7)	(8.5)	Exploration expenses	(26.9)	(14.8)	(30.3)

7.3	31.5	17.0	Net operating income	13.2	100.4	109.5

0.7	(7.3)	(1.0)	Net financial items	(5.3)	0.9	(0.0)

7.9	24.3	16.0	Income before tax	7.9	101.4	109.4

(10.7)	(14.2)	(20.8)	Income tax	(36.1)	(70.5)	(87.4)

(2.8)	10.1	(4.8)	Net income	(28.2)	30.9	22.0

(2.8)	10.0	(4.7)	Attributable to equity holders of the company	(28.3)	30.8	21.9
0.0	0.0	(0.0)	Attributable to non-controlling interests	0.1	0.0	0.1

(0.89)	3.15	(1.48)	Basic earnings per share (in NOK)	(8.91)	9.70	6.89
(0.89)	3.15	(1.48)	Diluted earnings per share (in NOK)	(8.91)	9.67	6.87
3,179.1	3,180.1	3,179.7	Weighted average number of ordinary shares outstanding (in millions)	3,179.9	3,180.3	3,180.0

Statoil 3rd quarter 2015       9

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters				First nine months		Full year
Q3 2015	Q2 2015	Q3 2014	(unaudited, in NOK billion)	2015	2014	2014

(2.8)	10.1	(4.8)	Net income	(28.2)	30.9	22.0

(1.6)	2.5	1.8	Actuarial gains (losses) on defined benefit pension plans	1.9	1.8	(0.0)
0.4	(0.7)	0.1	Income tax effect on income and expenses recognised in OCI	(0.5)	0.1	0.9
(1.1)	1.8	1.8	Items that will not be reclassified to the Consolidated statement of income	1.5	1.8	0.9

13.6	(8.1)	8.5	Foreign currency translation differences1)	20.7	10.7	41.6
13.6	(8.1)	8.5	Items that may be subsequently reclassified to the Consolidated statement of income	20.7	10.7	41.6

12.5	(6.3)	10.3	Other comprehensive income	22.1	12.5	42.5

9.7	3.8	5.5	Total comprehensive income	(6.1)	43.4	64.5

9.7	3.8	5.6	Attributable to the equity holders of the company	(6.2)	43.4	64.4
0.0	0.0	(0.0)	Attributable to non-controlling interests	0.1	0.0	0.1

1) Foreign currency translation differences adjustment of NOK 20.7 billion is net of accumulated currency translation gains of NOK 3.2 billion reclassified to the Consolidated statement of income related to the sale of interests in the Shah Deniz project and the South Caucasus Pipeline. See note 3 Disposals.

Statoil 3rd quarter 2015       10

CONSOLIDATED BALANCE SHEET

	At 30 September	At 30 June	At 31 December	At 30 September
(unaudited, in NOK billion)	2015	2015	2014	2014

ASSETS
Property, plant and equipment	559.8	528.8	562.1	535.2
Intangible assets	76.3	77.3	85.2	84.1
Equity accounted investments	9.2	9.4	8.4	7.7
Deferred tax assets	14.5	12.1	12.9	11.0
Pension assets	6.1	8.2	8.0	2.8
Derivative financial instruments	24.9	21.9	29.9	24.9
Financial investments	19.6	18.0	19.6	18.3
Prepayments and financial receivables	7.7	7.3	5.7	6.4

Total non-current assets	718.2	682.9	731.7	690.5

Inventories	24.3	26.4	23.7	30.1
Trade and other receivables	62.7	74.7	83.3	82.2
Derivative financial instruments	3.3	3.6	5.3	4.1
Financial investments	110.1	107.3	59.2	38.9
Cash and cash equivalents	65.7	55.0	83.1	77.8

Total current assets	266.0	267.0	254.8	232.9

Total assets	984.2	949.9	986.4	923.4

EQUITY AND LIABILITIES
Shareholders' equity	357.3	353.4	380.8	365.5
Non-controlling interests	0.3	0.4	0.4	0.4

Total equity	357.7	353.8	381.2	365.9

Finance debt	264.2	245.1	205.1	160.9
Deferred tax liabilities	66.2	65.7	71.5	74.9
Pension liabilities	27.6	26.7	27.9	23.8
Provisions	120.8	113.2	117.2	111.5
Derivative financial instruments	8.8	8.5	4.5	2.6

Total non-current liabilities	487.7	459.2	426.2	373.7

Trade and other payables	84.3	87.4	100.7	93.5
Current tax payable	31.8	30.2	39.6	53.8
Finance debt	14.2	10.6	26.5	27.6
Dividends payable	5.7	5.7	5.7	5.7
Derivative financial instruments	2.8	3.0	6.6	3.2

Total current liabilities	138.8	136.9	179.0	183.8

Total liabilities	626.5	596.2	605.2	557.5

Total equity and liabilities	984.2	949.9	986.4	923.4

Statoil 3rd quarter 2015       11

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in NOK billion)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2013	8.0	40.3	284.5	22.7	355.5	0.5	356.0
Net income for the period			30.8		30.8	0.0	30.9
Other comprehensive income			1.8	10.7	12.5		12.5
Dividends			(33.7)		(33.7)		(33.7)
Other equity transactions		(0.1)	0.4		0.3	(0.1)	0.2

At 30 September 2014	8.0	40.2	284.0	33.3	365.5	0.4	365.9

At 31 December 2014	8.0	40.2	268.4	64.3	380.8	0.4	381.2
Net income for the period			(28.3)		(28.3)	0.1	(28.2)
Other comprehensive income1)			1.5	20.7	22.1		22.1
Dividends			(17.2)		(17.2)		(17.2)
Other equity transactions		(0.1)	0.0		(0.1)	(0.2)	(0.3)

At 30 September 2015	8.0	40.1	224.3	84.9	357.3	0.3	357.7

1)  Currency translation adjustments amount of NOK 20.7 billion is net of accumulated currency translation gains of NOK 3.2 billion reclassified to the Consolidated statement of income related to the sale of interests in the Shah Deniz project and the South Caucasus Pipeline. See note 3 Disposals.

Statoil 3rd quarter 2015       12

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters				First nine months		Full year
Q3 2015	Q2 2015	Q3 2014	(unaudited, in NOK billion)	2015	2014	2014

7.9	24.3	16.0	Income before tax	7.9	101.4	109.4

19.1	23.9	27.6	Depreciation, amortisation and net impairment losses	99.9	65.0	101.4
7.4	(0.4)	5.0	Exploration expenditures written off	18.0	6.3	13.7
3.5	(4.5)	1.6	(Gains) losses on foreign currency transactions and balances	(1.3)	2.3	(3.1)
(0.1)	(13.8)	(1.0)	(Gains) losses on sales of assets and businesses	(14.4)	(6.6)	(12.4)
7.7	0.9	0.8	(Increase) decrease in other items related to operating activities	13.2	2.5	3.9
(2.6)	12.1	0.5	(Increase) decrease in net derivative financial instruments	7.5	(1.9)	(2.8)
0.7	0.7	0.5	Interest received	2.2	1.7	2.1
(0.7)	(1.0)	(1.0)	Interest paid	(2.4)	(2.8)	(3.4)

42.9	42.0	50.0	Cash flows provided by operating activities before taxes paid and working capital items	130.8	167.9	208.8

(9.4)	(24.3)	(15.7)	Taxes paid	(46.6)	(65.7)	(96.6)

8.7	1.2	(8.2)	(Increase) decrease in working capital	6.0	(3.1)	14.2

42.2	18.9	26.1	Cash flows provided by operating activities	90.2	99.1	126.5

(32.7)	(33.8)	(26.8)	Capital expenditures and investments	(97.3)	(89.5)	(122.6)
(2.5)	(3.5)	6.7	(Increase) decrease in financial investments	(43.8)	1.8	(12.7)
0.0	0.8	0.1	(Increase) decrease in other non-current items	0.9	0.8	0.8
3.6	19.8	2.5	Proceeds from sale of assets and businesses	27.2	11.2	22.6

(31.6)	(16.7)	(17.5)	Cash flows used in investing activities	(112.9)	(75.8)	(112.0)

0.0	0.0	0.0	New finance debt	32.2	0.1	20.6
(0.1)	(0.1)	(0.7)	Repayment of finance debt	(11.3)	(3.8)	(9.7)
(5.7)	(5.7)	(5.7)	Dividend paid	(17.2)	(28.0)	(33.7)
2.6	(11.3)	(0.3)	Net current finance debt and other	(3.6)	2.2	(0.3)

(3.2)	(17.1)	(6.6)	Cash flows provided by (used in) financing activities	0.1	(29.5)	(23.1)

7.4	(14.9)	1.9	Net increase (decrease) in cash and cash equivalents	(22.6)	(6.2)	(8.6)

3.3	(0.2)	0.1	Effect of exchange rate changes on cash and cash equivalents	5.9	(1.3)	5.7
54.9	70.0	75.8	Cash and cash equivalents at the beginning of the period (net of overdraft)	82.4	85.3	85.3

65.6	54.9	77.8	Cash and cash equivalents at the end of the period (net of overdraft)	65.6	77.8	82.4

At 30 September 2015 Cash and cash equivalents included a net bank overdraft of NOK 0.1 billion and at 30 September 2014 Cash and cash equivalents included a net bank overdraft that was rounded to zero. At 31 December 2014 Cash and cash equivalents included a net bank overdraft of NOK 0.7 billion.

Statoil 3rd quarter 2015       13

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group’s (Statoil) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (US).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's Condensed interim financial statements for the third quarter of 2015 were authorised for issue by the board of directors on 27 October 2015.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied is included in Statoil`s Consolidated annual financial statements for 2014 and applies to these Condensed interim financial statements. There have been no changes to significant accounting policies in the first nine months of 2015 compared to the annual financial statements for 2014.

An amendment to IFRS 15 Revenue from Contracts with Customers was issued in September 2015, deferring the standard’s effective date by one year to 1 January 2018. Statoil has not yet determined its adoption date for the standard.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

With effect from the third quarter of 2015 Statoil implemented a new corporate structure. Statoil’s operations are now managed through the following operating segments: Development and Production Norway (DPN), Development and Production USA (DPUSA), Development and Production International (DPI), Marketing, Midstream and Processing (MMP), New Energy Solutions (NES) and Other.

Statoil's operations were previously managed through the following operating segments: Development and Production Norway (DPN), Development and Production North America (DPNA), Development and Production International (DPI), Marketing, Processing and Renewable Energy (MPR) and Other. DPUSA was previously included in DPNA. The Canadian operations were previously part of DPNA, but are now included in DPI.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPUSA and DPI which have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers and the

Statoil 3rd quarter 2015       14

methods of distribution. The new operating segment NES, previously a part of MPR, is reported in the segment Other effective from the third quarter of 2015. Due to immateriality the change in the NES segment has not been applied retrospectively.

The Eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the third quarter and the first nine months of 2015 and 2014 is presented below. The reported measure of segment profit is Net operating income. Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Third quarter 2015	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in NOK billion)

Revenues third party and other income	(0.3)	(0.9)	113.5	0.2	-	112.4
Revenues inter-segment	33.6	13.1	0.3	(0.0)	(47.0)	0.0
Net income from equity accounted investments	0.0	(0.6)	0.1	(0.0)	-	(0.5)

Total revenues and other income	33.3	11.5	113.9	0.2	(47.0)	111.9

Net operating income	13.9	(15.0)	8.0	(0.7)	1.1	7.3

Significant non-cash items recognised
- Depreciation and amortisation	9.9	9.9	0.7	0.3	-	20.8
- Net impairment losses (reversals)	1.8	0.4	(3.9)	0.0	-	(1.7)
- Provisions	-	3.3	-	-	-	3.3
- Exploration expenditures written off (reversals)	0.0	7.4	0.0	0.0	-	7.4

Additions to PP&E, intangibles and equity accounted investments	12.5	16.1	1.1	1.5	-	31.2

Third quarter 2014	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in NOK billion)

Revenues third party and other income	1.2	2.7	144.3	0.1	-	148.3
Revenues inter-segment	40.2	18.2	0.6	0.0	(59.0)	(0.0)
Net income from equity accounted investments	0.0	(0.2)	0.1	(0.0)	-	(0.0)

Total revenues and other income	41.5	20.7	145.0	0.1	(59.0)	148.2

Net operating income	24.6	(8.8)	1.8	(0.6)	0.0	17.0

Significant non-cash items recognised
- Depreciation and amortisation	9.4	8.6	0.7	0.2	-	19.0
- Net impairment losses (reversals)	0.0	7.2	1.4	0.0	-	8.6
- Unrealised (gain) loss on commodity derivatives	(0.5)	0.0	0.3	0.0	-	(0.2)
- Exploration expenditures written off	0.0	5.0	0.0	0.0	-	5.0

Additions to PP&E, intangibles and equity accounted investments	13.1	13.5	2.3	0.2	-	29.0

Statoil 3rd quarter 2015       15

First nine months 2015	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in NOK billion)

Revenues third party and other income	(2.1)	16.3	354.1	2.5	-	370.7
Revenues inter-segment	106.8	42.2	1.1	(0.0)	(150.1)	0.0
Net income from equity accounted investments	0.0	(0.4)	0.4	(0.0)	-	0.0

Total revenues and other income	104.7	58.1	355.6	2.4	(150.1)	370.8

Net operating income	43.1	(49.6)	19.5	(0.3)	0.4	13.2

Significant non-cash items recognised
- Depreciation and amortisation	31.5	28.0	2.3	0.8	-	62.5
- Net impairment losses (reversals)	5.7	35.2	(3.5)	0.0	-	37.4
- Provisions	0.0	3.3	0.0	0.0	-	3.3
- Unrealised (gain) loss on earn-out agreements	2.5	0.0	0.0	0.0	-	2.5
- Exploration expenditures written off	0.4	17.7	0.0	0.0	-	18.0

Equity accounted investments	0.0	4.7	2.0	2.4	-	9.2
Non-current segment assets	258.9	323.4	47.2	6.5	-	636.1
Non-current assets, not allocated to segments						72.9

Total non-current assets						718.2

Additions to PP&E, intangibles and equity accounted investments	38.8	48.8	4.8	1.8	-	94.2

First nine months 2014	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in NOK billion)

Revenues third party and other income	2.5	16.1	450.7	0.5	-	469.8
Revenues inter-segment	129.3	52.9	1.4	0.0	(183.5)	(0.0)
Net income from equity accounted investments	0.1	(0.1)	0.4	(0.0)	-	0.2

Total revenues and other income	131.9	68.8	452.4	0.5	(183.5)	470.0

Net operating income	82.1	5.1	13.4	(2.0)	1.8	100.4

Significant non-cash items recognised
- Depreciation and amortisation	26.4	23.0	2.2	0.7	-	52.3
- Net impairment losses (reversals)	0.0	11.5	1.2	0.0	-	12.8
- Unrealised (gain) loss on commodity derivatives	0.2	0.0	(0.3)	0.0	-	(0.1)
- Exploration expenditures written off	0.4	5.9	0.0	0.0	-	6.3

Equity accounted investments	0.2	4.9	2.4	0.1	-	7.7
Non-current segment assets	269.6	301.6	43.4	4.8	-	619.4
Non-current assets, not allocated to segments						63.5

Total non-current assets						690.5

Additions to PP&E, intangibles and equity accounted investments	43.2	44.2	5.4	0.7	-	93.4

Statoil 3rd quarter 2015       16

In the third quarter of 2015, Statoil recognised net impairment losses of NOK 4.8 billion which consists of a net impairment reversal of
NOK 1.7 billion presented as Depreciation, amortisation and net impairment losses and NOK 6.5 billion which has been presented as Exploration expenses.

The DPI segment recognised net impairment losses of NOK 2.1 billion of which NOK 5.5 billion relates to unconventional onshore assets in North America, offset by impairment reversals of NOK 3.4 billion related to offshore assets in the Gulf of Mexico. In addition, DPI recognised impairment losses of NOK 4.7 billion, mainly related to offshore exploration assets in the Gulf of Mexico and Angola. Impairment losses of NOK 0.3 billion were recognised as Depreciation, amortisation and net impairment losses and NOK 6.5 billion as Exploration expenses, based on the impaired assets’ nature.

The DPN segment recognised impairment losses of NOK 1.8 billion related to assets under development due to cost increases and project delay.

The MMP segment recognised a net impairment reversal of NOK 3.9 billion mainly related to a refinery. The reversal of impairment was triggered by increased refinery margins and operational improvements.

See also note 6 Property, plant and equipment and intangible assets for further details on impairment.

The DPI segment has also recognised NOK 3.3 billion as reduction of Revenues, following developments in a redetermination process in an asset in Nigeria. See also note 7 Provisions, commitments, contingent liabilities and contingent assets.

In the second quarter of 2015 Statoil recognised net impairment losses of NOK 3.1 billion. NOK 2.8 billion of these were recognised on an offshore asset in the DPN segment and NOK 3.1 billion in the DPI segment, mostly related to an asset in the Gulf of Mexico. In addition, DPI recognised a reversal of impairment of NOK 3.2 billion for an unconventional onshore asset in North America.

In the first quarter of 2015 Statoil recognised net impairment losses of NOK 46.1 billion, of which NOK 1.1 billion was recognised in the DPN segment and NOK 45.0 billion in the DPI segment. Of the impairment losses in the DPI segment, NOK 30.4 billion, including goodwill of
NOK 4.2 billion, related to unconventional onshore assets in North America. Of the remaining NOK 14.6 billion, relating to conventional upstream assets, NOK 11.2 billion related to assets in the Gulf of Mexico.

The segment data for the first nine months for DPI, MMP and Other has been influenced by divestments and provisions discussed in note 3 Disposals.

Revenues by geographic areas

When attributing the line item Revenues third party and other income to the country of the legal entity executing the sale for the first nine months of 2015, Norway constitutes 76% and the US constitutes 13%.

Non-current assets by country

	At 30 September	At 30 June	At 31 December	At 30 September
(in NOK billion)	2015	2015	2014	2014

Norway	292.3	285.3	289.6	294.5
US	170.1	155.9	182.9	167.4
Angola	48.9	50.0	51.3	45.2
Brazil	31.6	30.0	29.5	25.7
UK	23.3	20.5	19.7	18.8
Canada	20.1	19.3	17.6	17.2
Azerbaijan	13.6	12.5	23.6	19.4
Algeria	13.3	12.3	11.8	9.9
Other countries	31.9	29.7	29.5	28.8

Total non-current assets1)	645.3	615.5	655.6	627.0

1)  Excluding deferred tax assets, pension assets and non-current financial assets.

3 Disposals

Sale of interests in the Shah Deniz project and the South Caucasus Pipeline

In the second quarter of 2015 Statoil closed an agreement with Petronas, entered into in October 2014, to sell its remaining 15.5% interest in the Shah Deniz project and the South Caucasus Pipeline. Statoil recognised a total gain of NOK 12.4 billion. The gain was presented in the line item Other income in the Consolidated statement of income. In the segment reporting, the gain was recognised in the Development and Production International (DPI) and the Marketing, Midstream and Processing segments, with NOK 12.3 billion and NOK 0.1 billion, respectively. Total proceeds from the sale were NOK 20.3 billion.

Statoil 3rd quarter 2015       17

Sale of head office building

In the second quarter of 2015 Statoil closed a sales transaction for the sale of the company’s head office building in Stavanger through the sale of shares in the company Forusbeen 50 AS. At the same time, Statoil entered into a 15 year operating lease agreement for the building.
A gain of NOK 1.5 billion was recognised in the Other segment. The gain was presented in the line item Other income in the Consolidated statement of income. Proceeds from the sale were NOK 2.3 billion.

Sale of interests in the Marcellus onshore play

In the first quarter of 2015 the transaction between Statoil and Southwestern Energy, reducing Statoil’s average working interest in the non-operated southern Marcellus onshore play from 29% to 23%, for which the agreement had been entered into in the fourth quarter of 2014, was closed. The transaction was recognised in the DPI segment with no impact on the Consolidated statement of income. Proceeds from the sale were NOK 2.8 billion.

4 Financial items

Quarters				First nine months		Full year
Q3 2015	Q2 2015	Q3 2014	(in NOK billion)	2015	2014	2014

(0.7)	0.5	(0.1)	Net foreign exchange gains (losses)	(0.0)	0.6	(2.2)
0.2	0.5	0.5	Interest income and other financial items	2.0	2.6	4.0
3.1	(6.3)	0.8	Gains (losses) derivative financial instruments	(1.6)	3.6	5.8
(1.9)	(2.0)	(2.1)	Interest and other finance expenses	(5.7)	(5.8)	(7.6)

0.7	(7.3)	(1.0)	Net financial items	(5.3)	0.9	(0.0)

During the first nine months of 2015 Statoil issued bonds with maturities from 4 to 20 years for a total amount of NOK 32.1 billion. The bonds were issued in EUR and swapped into USD. All of the bonds are unconditionally guaranteed by Statoil Petroleum AS.

5 Income tax

Quarters				First nine months		Full year
Q3 2015	Q2 2015	Q3 2014	(in NOK billion)	2015	2014	2014

7.9	24.3	16.0	Income before tax	7.9	101.4	109.4
(10.7)	(14.2)	(20.8)	Income tax	(36.1)	(70.5)	(87.4)
135.3%	58.5%	129.7%	Equivalent to a tax rate of	455.7%	69.5%	79.9%

The tax rate for the third quarter of 2015 and the first nine months of 2015, was primarily influenced by impairments and provisions recognised in countries with lower than average tax rates and write-off of deferred tax assets within Development and Production International segment, due to uncertainty related to future taxable income. This was partially offset by tax effect of foreign exchange losses in entities that are taxable in other currencies than the functional currency. The tax rate for the first nine months of 2015 was also influenced by the tax exempted sale of interests in the Shah Deniz project as described in note 3 Disposals.

The tax rate for the third quarter of 2014 and for the first nine months of 2014, was primarily influenced by impairments with lower than average tax rates. For the first nine months of 2014 the tax rate was also influenced by the tax exempted sale of interests in the Shah Deniz Project and the recognition of a non-cash tax income following a verdict in the Norwegian Supreme Court in February 2014. The Supreme Court voted in favour of Statoil in a tax dispute regarding the tax treatment of foreign exploration expenditures.

Statoil 3rd quarter 2015       18

6 Property, plant and equipment and intangible assets

(in NOK billion)	Property, plant and equipment	Intangible assets

Balance at 31 December 2014	562.1	85.2
Additions	78.7	9.3
Transfers	2.1	(2.1)
Disposals and reclassifications 1)	(20.4)	(2.8)
Expensed exploration expenditures and impairment losses	-	(18.0)
Depreciation, amortisation and net impairment losses	(95.8)	(4.2)
Effect of foreign currency translation adjustments	33.1	8.9

Balance at 30 September 2015	559.8	76.3

1)  Includes NOK 5.8 billion related to a change in the classification of Statoil’s investment in the Sheringham Shoal Windfarm (Scira Offshore Energy Ltd) from joint operation (pro-rata line by line consolidation) to joint venture (equity method) following from changes in the joint operating agreements.

Impairments

In the third quarter of 2015, Statoil recognised net impairment losses of NOK 0.1 billion related to producing and development assets.
In addition, impairments were recorded on acquisition costs related to oil and gas prospects for NOK 4.7 billion. The nine months of 2015 is negatively impacted by net impairment losses of NOK 53.9 billion of which NOK 46.1 billion was recognised in the first quarter of 2015 triggered by reduced price forecasts. Due to the uncertainty in the commodity markets which is assumed to impact oil and gas prices in the long term, Statoil’s management decided in the first quarter of 2015 to change Statoil’s long-term economic planning assumptions. In the impairment calculations, Statoil generally use observed forward oil and gas price curves for the first two to three years and the long term economic planning assumptions for the periods thereafter. The recently updated long term Brent crude price assumption is USD 80/boe (real 2015 terms) for 2018, and gradually increasing.

In the second quarter of 2015 Statoil recognised impairment losses of net NOK 3.1 billion triggered by various operational issues.

See also note 2 Segments.

First nine months 2015	Property, plant and equipment	Intangible assets	Total
(in NOK billion)

Producing and development assets	33.2	11.2	44.4
Goodwill	-	4.2	4.2
Acquisition costs related to oil and gas prospects	-	5.3	5.3

Total net impairment losses recognised	33.2	20.7	53.9

The impairment losses have been recognised in the Consolidated statement of income as Depreciation, amortisation and net impairment losses and Exploration expenses based on the impaired assets’ nature of Property, plant and equipment and Intangible assets, respectively. Recoverable amounts in the impairment assessments have been based on value in use as well as fair value less costs of disposal. The fair value estimates have been based on various market parameters derived from relevant transactions and assumed to be applied by market participants in the current market environment.

Statoil 3rd quarter 2015       19

7 Provisions, commitments, contingent liabilities and contingent assets

Through its ownership in OML 128 in Nigeria, Statoil is party to an ownership interest redetermination process for the Agbami field. The final outcome of the redetermination is uncertain due to the on-going arbitration process. The exposure for Statoil at 30 September 2015 has been estimated to approximately NOK 9.1 billion, net of tax. Due to development in the redetermination case, Statoil has increased its provision for the case with NOK 1.7 billion (NOK 3.3 billion before tax) in the third quarter of 2015. The provision has been reflected within Provisions  in the Consolidated balance sheet at 30 September 2015. See also note 2 Segments.

In the second quarter of 2015, a significant part of the financial exposure related to long term gas sales price reviews was resolved with no significant impact on the Condensed interim financial statements. At the end of the third quarter of 2015 the remaining exposure related to on-going price review arbitration cases was approximately NOK 2.4 billion for gas delivered prior to quarter end. Statoil has provided for its best estimate related to price review arbitration cases in these Condensed interim financial statements, with the impact to the Consolidated statement of income reflected as revenue adjustments.

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Statoil 3rd quarter 2015       20

Supplementary disclosures

OPERATIONAL DATA

Quarters			Change		First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3	Operational data	2015	2014	Change

				Prices
50.5	61.9	101.9	(50%)	Average Brent oil price (USD/bbl)	55.3	106.5	(48%)
45.5	56.3	93.7	(51%)	DPN average liquids price (USD/bbl)	50.6	98.5	(49%)
40.8	53.4	87.4	(53%)	DPI average liquids price (USD/bbl)	45.5	93.6	(51%)
43.5	55.0	91.2	(52%)	Group average liquids price (USD/bbl)	48.4	96.5	(50%)
357.5	426.7	569.5	(37%)	Group average liquids price (NOK/bbl) [1]	383.2	590.1	(35%)
1.56	1.47	1.20	31%	Transfer price natural gas (NOK/scm) [9]	1.59	1.49	7%
2.17	2.13	1.93	12%	Average invoiced gas prices - Europe (NOK/scm) [8]	2.22	2.23	(1%)
0.61	0.62	0.74	(17%)	Average invoiced gas prices - North America (NOK/scm) [8]	0.84	1.07	(21%)
9.5	9.6	7.0	36%	Refining reference margin (USD/bbl) [2]	8.8	4.3	>100%

				Entitlement production (mboe per day)
580	593	593	(2%)	DPN entitlement liquids production	591	578	2%
419	417	389	8%	DPI entitlement liquids production	427	368	16%
998	1,011	982	2%	Group entitlement liquids production	1,017	946	7%
594	555	493	21%	DPN entitlement gas production	616	556	11%
148	143	151	(2%)	DPI entitlement gas production	142	158	(10%)
743	699	644	15%	Group entitlement gas production	758	714	6%
1,741	1,709	1,626	7%	Total entitlement liquids and gas production [3]	1,775	1,661	7%

				Equity production (mboe per day)
580	593	593	(2%)	DPN equity liquids production	591	578	2%
572	553	557	3%	DPI equity liquids production	569	531	7%
1,152	1,147	1,150	0%	Group equity liquids production	1,160	1,109	5%
594	555	493	21%	DPN equity gas production	616	556	11%
163	170	186	(12%)	DPI equity gas production	170	203	(16%)
757	726	678	12%	Group equity gas production	786	759	4%
1,909	1,873	1,829	4%	Total equity liquids and gas production [4]	1,945	1,868	4%

				MMP sales volumes
208.0	210.0	202.0	3%	Crude oil sales volumes (mmbl)	620.0	598.0	4%
10.5	9.6	9.2	14%	Natural gas sales Statoil entitlement (bcm)	32.2	30.5	5%
1.7	1.8	2.0	(13%)	Natural gas sales third-party volumes (bcm)	6.9	6.0	15%

EXCHANGE RATES

Quarters			Change		First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3	Exchange rates	2015	2014	Change

8.22	7.75	6.24	32%	USDNOK average daily exchange rate	7.92	6.11	30%
8.50	7.86	6.45	32%	USDNOK period-end exchange rate	8.50	6.45	32%
9.14	8.57	8.28	10%	EURNOK average daily exchange rate	8.82	8.28	7%
9.52	8.79	8.12	17%	EURNOK period-end exchange rate	9.52	8.12	17%

Statoil 3rd quarter 2015       21

EXPLORATION EXPENSES

Quarters			Change	Adjusted exploration expenses	First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3	(in NOK billion)	2015	2014	Change

1.4	2.2	0.8	79%	DPN exploration expenditures (activity)	5.2	4.8	8%
3.6	3.7	3.7	(2%)	DPI exploration expenditures (activity)	11.2	9.0	25%

5.0	5.9	4.5	12%	Group exploration expenditures (activity)	16.4	13.8	19%
0.9	0.2	0.1	>100%	Expensed, previously capitalised exploration expenditure	1.5	1.0	54%
(2.6)	(1.8)	(1.0)	>100%	Capitalised share of current period's exploration activity	(7.6)	(5.3)	44%
6.5	(0.6)	4.9	33%	Impairment (reversal of impairment)	16.5	5.3	>100%

9.9	3.7	8.5	17%	Exploration expenses IFRS	26.9	14.8	81%

(6.5)	(0.4)	(4.9)	-	Adjustments	(16.7)	(5.2)	-

3.4	4.1	3.6	(6%)	Adjusted exploration expenses	10.2	9.6	6%

NET ADJUSTED FINANCIAL ITEMS 2015

	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Net adjusted financial items in the third quarter of 2015
(in NOK billion)

Financial items according to IFRS	0.2	(0.7)	3.1	(1.9)	0.7	2.7	3.4

Foreign exchange (FX) impacts (incl. derivatives)	(0.2)	0.7	-	-	0.5	-	-
Interest rate (IR) derivatives	-	-	(3.1)	-	(3.1)	-	-

Adjusted financial items excluding FX and IR derivatives	(0.1)	0.0	0.0	(1.9)	(2.0)	(0.2)	(2.2)

NET ADJUSTED FINANCIAL ITEMS 2014

	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Net adjusted financial items in the third quarter of 2014
(in NOK billion)

Adjusted financial items excluding FX and IR derivatives	0.5	0.0	0.0	(2.1)	(1.6)	0.9	(0.7)

ADJUSTED EARNINGS AFTER TAX BY SEGMENT [5]

	Third quarter
		2015			2014
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

DPN	15.5	(10.4)	5.1	23.2	(16.5)	6.6
DPI	(4.2)	(0.3)	(4.5)	3.5	(2.7)	0.7
MMP	6.0	(2.8)	3.3	4.4	(2.6)	1.8
Other	(0.7)	0.4	(0.2)	(0.1)	0.0	(0.0)

Group	16.7	(13.0)	3.7	30.9	(21.8)	9.1

Effective tax rates on adjusted earnings			78.1%			70.6%

Statoil 3rd quarter 2015       22

	First nine months
	2015			2014
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

DPN	52.3	(36.1)	16.2	81.4	(59.0)	22.3
DPI	(6.5)	(2.4)	(8.9)	16.7	(9.1)	7.6
MMP	18.2	(6.3)	11.9	12.7	(6.7)	5.9
Other	(2.2)	0.8	(1.3)	(1.5)	0.5	(1.0)

Group	61.9	(44.0)	17.9	109.2	(74.4)	34.8

Effective tax rates on adjusted earnings			71.1%			68.1%

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Quarters				First nine months
Q3 2015	Q2 2015	Q3 2014	HSE	2015	2014

2.7	2.7	3.1	Total recordable injury frequency	2.7	3.1
0.6	0.4	0.7	Serious incident frequency (SIF)	0.5	0.6
38	59	61	Accidental oil spills	153	177
8	2	3	Accidental oil spills (cubic metres)	13	54

Statoil 3rd quarter 2015       23

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2014 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

•       Adjusted earnings (including Adjusted revenues and other income, Adjusted purchases, Adjusted operating expenses and selling, general and administrative expenses, Adjusted depreciation, amortisation and net impairment losses and Adjusted exploration expenses)

•       Adjusted earnings after tax

•       Return on average capital employed after tax (ROACE)

•       Production cost per boe

•       Net interest-bearing debt adjusted

•       Net debt to capital employed ratio

•       Net debt to capital employed ratio adjusted

•       Organic capital expenditures

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:

•         Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Certain transactions related to historical divestments include contingent considerations, carried at fair value. The accounting impacts of the aforementioned are excluded in Adjusted Earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading activities, where only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.

•         Periodisation of inventory hedging effect: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.

•         Over/underlift  is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting program and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes better reflects operational performance.

•         Statoil holds operational storage which is not hedged in the paper market due to inventory strategies. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realized gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.

•         Impairment and  reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortization and impairment line items.

•         Gain or loss from sales is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.

•         Internal unrealised profit on inventories: Volumes derived from equity oil on inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities in the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and accordingly impact Net operating income. This impact is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.

•         Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure adjusted earnings after tax excludes net financial items (the principal line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact

Statoil 3rd quarter 2015       24

of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

The calculated net debt to capital employed ratio is viewed by Statoil as providing a more complete picture of the Group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to gross interest-bearing debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

•       Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the Norwegian state`s financial interest (SDFI)

•       Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Statoil 3rd quarter 2015       25

Calculation of capital employed and net debt to capital employed ratio		At 30 September	At 30 June	At 31 December	At 30 September
(in NOK billion)		2015	2015	2014	2014

Shareholders' equity		357.3	353.4	380.8	365.5
Non-controlling interests		0.3	0.4	0.4	0.4

Total equity	A	357.7	353.8	381.2	365.9

Current finance debt		14.2	10.6	26.5	27.6
Non-current finance debt		264.2	245.1	205.1	160.9

Gross interest-bearing debt	B	278.4	255.6	231.6	188.5

Cash and cash equivalents		65.7	55.0	83.1	77.8
Current financial investments		110.1	107.3	59.2	38.9

Cash and cash equivalents and financial investment	C	175.7	162.3	142.3	116.6

Net interest-bearing debt before adjustments	B1 = B-C	102.7	93.3	89.2	71.9

Other interest-bearing elements 1)		9.6	10.8	8.0	8.6
Marketing instruction adjustment 2)		(1.9)	(1.7)	(1.6)	(1.4)
Adjustment for project loan 3)		(0.1)	(0.1)	(0.1)	(0.2)

Net interest-bearing debt adjusted	B2	110.4	102.3	95.6	79.0

Normalisation for cash-build up before tax payment (50% of Tax Payment) 4)		4.7	0.0	0.0	6.9

Net interest-bearing debt adjusted	B3	115.1	102.3	95.6	85.9

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt	A+B1	460.3	447.1	470.4	437.8
Capital employed before normalisation for cash build up for tax payment	A+B2	468.1	456.0	476.7	444.9
Capital employed adjusted	A+B3	472.7	456.0	476.7	451.8

Calculated net debt to capital employed:
Net debt to capital employed before adjustments	(B1) / (A+B1)	22.3%	20.9%	19.0%	16.4%
Net debt to capital employed before normalisation for tax payment	(B2) / (A+B2)	23.6%	22.4%	20.0%	17.8%
Net debt to capital employed adjusted	(B3) / (A+B3)	24.3%	22.4%	20.0%	19.0%

1)          Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring AS classified as current financial investments.

2)          Adjustment to gross interest-bearing debt due to the Norwegian state`s financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Statoil’s Consolidated balance sheet.

3)          Adjustment to gross interest-bearing debt due to the Baku-Tbilisi-Ceyhan project loan structure.

4)          Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were NOK 9.3 billion and NOK 13.8 billion as of September 2015 and 2014, respectively.

Statoil 3rd quarter 2015       26

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the third quarter of 2015	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
(in NOK billion)

Net operating income	7.3	13.9	(15.0)	8.0	0.4

Total revenues and other income	0.7	(0.2)	2.7	(0.7)	(1.1)
Changes in fair value of derivatives	0.5	0.4	0.0	0.1	0.0
Periodisation of inventory hedging effect	(0.8)	0.0	0.0	(0.8)	0.0
Impairment from associated companies	0.6	0.0	0.6	0.0	0.0
Over-/underlift	(1.6)	(0.6)	(1.0)	0.0	0.0
Gain/loss on sale of assets	(0.2)	0.0	(0.1)	(0.0)	(0.0)
Provisions	3.3	0.0	3.3	0.0	0.0
Eliminations	(1.1)	0.0	0.0	0.0	(1.1)

Purchases [net of inventory variation]	1.8	0.0	0.0	1.8	0.0
Operational storage effects	1.8	0.0	0.0	1.8	0.0

Operating expenses	2.5	0.4	1.3	0.8	0.0
Over-/underlift	1.5	0.1	1.3	0.0	0.0
Other adjustments	0.3	0.3	0.0	0.1	0.0
Provisions	0.7	0.0	0.0	0.7	0.0

Depreciation, amortisation and impairment	(2.2)	1.4	0.4	(3.9)	0.0
Impairment	6.1	1.8	4.2	0.1	0.0
Reversal of Impairment	(7.8)	0.0	(3.8)	(4.0)	0.0
Other adjustments	(0.4)	(0.4)	0.0	0.0	0.0

Exploration expenses	6.5	0.0	6.5	0.0	0.0
Impairment	6.6	0.0	6.5	0.0	0.0
Reversal of Impairment	(0.1)	0.0	(0.1)	0.0	0.0

Sum of adjustments to net operating income	9.4	1.6	10.9	(2.0)	(1.1)

Adjusted earnings	16.7	15.5	(4.2)	6.0	(0.7)

Tax on adjusted earnings	(13.0)	(10.4)	(0.3)	(2.8)	0.4

Adjusted earnings after tax	3.7	5.1	(4.5)	3.3	(0.2)

Items impacting net operating income in the third quarter of 2014	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
(in NOK billion)

Net operating income	17.0	24.6	(8.8)	1.8	(0.5)

Sum of adjustments to net operating income	13.9	(1.4)	12.3	2.6	0.5

Adjusted earnings	30.9	23.2	3.5	4.4	(0.1)

Tax on adjusted earnings	(21.8)	(16.5)	(2.7)	(2.6)	0.0

Adjusted earnings after tax	9.1	6.6	0.7	1.8	(0.0)

Statoil 3rd quarter 2015       27

Items impacting net operating income in the first nine months of 2015	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
(in NOK billion)

Net operating income	13.2	43.1	(49.6)	19.5	0.1

Total revenues and other income	(11.5)	2.4	(11.0)	0.2	(3.1)
Changes in fair value of derivatives	3.5	2.6	0.0	1.0	0.0
Periodisation of inventory hedging effect	(0.2)	0.0	0.0	(0.2)	0.0
Impairment from associated companies	0.6	0.0	0.6	0.0	0.0
Over-/underlift	(2.8)	(0.9)	(1.9)	0.0	0.0
Other adjustments	(0.4)	0.8	0.0	(0.4)	(0.8)
Gain/loss on sale of assets	(14.5)	0.0	(12.3)	(0.2)	(2.0)
Provisions	2.6	0.0	2.6	0.0	0.0
Eliminations	(0.4)	0.0	0.0	0.0	(0.4)

Purchases [net of inventory variation]	0.9	0.0	0.0	0.1	0.8
Operational storage effects	0.9	0.0	0.0	0.9	0.0
Other adjustments	0.0	0.0	0.0	(0.8)	0.8

Operating expenses	5.7	1.3	2.6	1.8	0.0
Over-/underlift	3.1	0.5	2.6	0.0	0.0
Other adjustments	1.4	0.5	0.0	0.9	0.0
Provisions	1.2	0.3	0.0	0.9	0.0

Depreciation, amortisation and impairment	36.8	5.2	35.1	(3.5)	0.0
Impairment	47.3	5.7	41.2	0.5	0.0
Reversal of impairment	(10.0)	0.0	(6.0)	(4.0)	0.0
Other adjustments	(0.6)	(0.4)	(0.1)	0.0	0.0

Exploration expenses	16.7	0.2	16.5	0.0	0.0
Impairment	17.6	0.0	17.6	0.0	0.0
Reversal of impairment	(1.1)	0.0	(1.1)	0.0	0.0
Provisions	0.2	0.2	0.0	0.0	0.0

Sum of adjustments to net operating income	48.7	9.2	43.1	(1.3)	(2.3)

Adjusted earnings	61.9	52.3	(6.5)	18.2	(2.2)

Tax on adjusted earnings	(44.0)	(36.1)	(2.4)	(6.3)	0.8

Adjusted earnings after tax	17.9	16.2	(8.9)	11.9	(1.3)

Items impacting net operating income in the first nine months of 2014	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
(in NOK billion)

Net operating income	100.4	82.1	5.1	13.4	(0.3)

Sum of adjustments to net operating income	8.8	(0.8)	11.6	(0.7)	(1.3)

Adjusted earnings	109.2	81.4	16.7	12.7	(1.5)

Tax on adjusted earnings	(74.4)	(59.0)	(9.1)	(6.7)	0.5

Adjusted earnings after tax	34.8	22.3	7.6	5.9	(1.0)

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Adjusted earnings Marketing, Midstream and Processing (MMP) break down

Quarters			Change	Adjusted earnings break down	First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3	(in NOK billion)	2015	2014	Change

2.5	1.9	2.9	(14%)	Natural Gas Europe	6.5	7.5	(13%)
0.4	0.1	0.2	100%	Natural Gas US	1.8	1.4	29%
0.7	1.6	0.4	75%	Liquids	3.8	1.7	>100%
2.5	1.7	0.9	>100%	Other	6.1	2.1	>100%

6.1	5.3	4.4	39%	Adjusted earnings MMP	18.2	12.7	43%

Reconciliation of adjusted earnings after tax to net income

Quarters		Reconciliation of adjusted earnings after tax to net income		First nine months
Q3 2015	Q3 2014	(in NOK billion)		2015	2014

7.3	17.0	Net operating income (NOI)	A	13.2	100.4
13.4	23.3	Tax on NOI	B	43.7	74.3

(6.2)	(6.3)	NOI after tax	C = A-B	(30.4)	26.1

9.4	13.9	Adjustments	D	48.7	8.8
(0.4)	(1.5)	Tax on adjustments	E	0.3	0.0

3.7	9.1	Adjusted earnings after tax	F = C+D-E	17.9	34.8

0.7	(1.0)	Net financial items	G	(5.3)	0.9
(2.7)	(2.5)	Tax on net financial items	H	(7.6)	(3.8)

(2.8)	(4.8)	Net income	I = C+G-H	(28.2)	30.9

Dividend payment mechanism

The dividend is from and including the third quarter of 2015 declared in USD. The NOK dividend will be calculated and communicated four business days after the record date for Oslo Børs shareholders. The NOK dividend will be based on average USD/NOK fixing rates from Norges Bank in the period plus/minus three business days from record date, in total seven business days.

Record date is the date on which the company finalises the list of investors who qualify as "shareholders of record". Investors listed as “shareholders of record” will receive the dividend payment. Record date on Oslo Børs is ex-date plus one business day. Record date on NYSE is ex-date plus two business days.

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FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition",  "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; projections and future impact related to efficiency programs, market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments, gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; the sovereign debt situation in Europe; global political events and actions, including war, terrorism and sanctions; security breaches; situation in Ukraine; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

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END NOTES

1.    The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.    The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.    Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.    Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.    These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.

6.    Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be at an arms-length basis.

7.    The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8.    The Group's average invoiced gas prices include volumes sold by the Marketing, Midstream and Processing (MMP) segment.

9.    The internal transfer price paid from MMP to DPN.

10.  Free cash flow includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items, Taxes paid, Capital expenditures and investments, (Increase) decrease in other non-current items, Proceeds from sale of assets and businesses and Dividend paid.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA

(Registrant)

Dated: October 28, 2015

By: ___/s/ Hans Jakob Hegge

Name: Hans Jakob Hegge

Title:    Chief Financial Officer

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